[redacted]

11022000

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 300
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Brown (212) 279-6231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

19 West 44th Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Sworn to and subscribed before me
This 8th day of April, 2011.

Notary Public

CINDY W. CHU
Notary Public, State of New York
No. 01CH6010024
Qualified in Kings County
Commission Expires July 6, 20 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION
OF AMERICA, INC.

(A Wholly Owned Subsidiary of WestRock Group, Inc.)

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
OTHER REPORTS

For the year ended December 31, 2010

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Sole Stockholder
of Monarch Financial Corporation of America, Inc.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)

We have audited the accompanying statement of financial condition of Monarch Financial Corporation of America, Inc. (the "Company") (A Wholly Owned Subsidiary of WestRock Group, Inc.) as of December 31, 2010, and the related statements of operations, changes in stockholder's deficiency, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America, Inc. (A Wholly Owned Subsidiary of WestRock Group, Inc.) as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss of $1,130,720 for the year ended December 31, 2010 and stockholder's deficiency of $136,234 as of December 31, 2010. In addition, during September 2010, the Company received a cease and desist order from the Financial Industry Regulatory Authority. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

UHY LLP

New York, NY
April 8, 2011

FINANCIAL STATEMENTS

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
Cash	$	425
Prepaid expense		14,962
Securities owned at fair value		40,019
Due from clearing broker		146,119
Furniture and equipment, net		16,678
Total Assets	$	218,203
LIABILITIES AND STOCKHOLDER'S DEFICIENCY		
Securities sold not yet purchased	$	230,462
Accounts payable and accrued expenses		123,975
Total Liabilities		354,437
STOCKHOLDER'S DEFICIENCY		
Common stock, no par value, 2000 shares authorized; 216 shares issued and outstanding		50,100
Additional paid-in capital		1,539,769
Accumulated other comprehensive income		35,595
Accumulated deficit		(1,761,698)
Total Stockholder's Deficiency		(136,234)
Total Liabilties and Stockholder's Deficiency	$	218,203

See notes to financial statements.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2010

Revenue:	
Commissions	$ 904,560
Trading	502,500
Other Income -Research guides	1,200,275
Interest	44,710
Total revenue	2,652,045
Expenses:	
Employee compensation and benefits	2,310,693
Clearing and related costs	492,550
Professional fees	111,221
Insurance	36,451
Office expense	41,781
Occupancy	92,186
Telephone	95,022
Travel and entertainment	185,331
Equipment rental	199,748
Bad debt expense	99,838
Loss on disposal of fixed assets	4,492
Depreciation	16,177
Regulatory fees	27,470
Miscellaneous	69,805
Total expenses	3,782,765
Net loss	$ (1,130,720)

See notes to financial statements.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

(A Wholly Owned Subsidiary of WestRock Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIENCY
For the year ended December 31, 2010

	Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Stockholder's Equity (Deficiency)	Comprehensive Loss
Balances, December 31, 2009	$ 50,100	$ 2,361,895	$ -	$ (630,978)	$ 1,781,017	$ -
Distribution of capital in form of securities at fair value to sole stockholder		(1,146,644)			(1,146,644)	
Contribution of capital by sole stockholder		324,518			324,518	
Gain on securities held for sale			35,595		35,595	35,595
Net loss	-	-	-	(1,130,720)	(1,130,720)	(1,130,720)
Balances, December 31, 2010	$ 50,100	$ 1,539,769	$ 35,595	$ (1,761,698)	$ (136,234)	$ (1,095,125)

See notes to financial statements.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,130,720)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	16,177
Loss on disposition af fixed assets	4,492
Increase (decrease) in operating assets and liabilties	
Prepaid commission	213,147
Accrued interest receivable	26,460
Securities owned	1,842,767
Due from clearing broker	443,325
Due to clearing broker	(482,044)
Securities sold not yet purchased	195
Accounts payable and accrued expenses	(1,329,298)
Total adjustments	735,221
Net cash used in operating activities	(395,499)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(708)
Net cash used in investing activities	(708)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of capital by sole stockholder	324,518
Net cash provided by financing activities	324,518
NET DECREASE IN CASH	(71,689)
CASH, BEGINNING OF PERIOD	72,114
CASH, END OF PERIOD	$ 425
Non-Cash Investing and Financing Activities:	
Distribution of capital in form of securities at fair value to sole stockholder	$ 1,146,644

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Monarch Financial Corporation of America, Inc. (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of the WestRock Group, Inc. ("Westrock").

During August, 2010, the entire management team of the Company resigned and new management was installed by the Board of Directors. In September 2010, the Company violated SEC Rule 15c3-1, *Net Capital Requirement for a Broker Dealer*, and was subsequently placed under a "Cease and Desist" order by the Financial Industry Regulatory Authority (FINRA), whereby all broker-dealer operations were halted.

On December 20, 2010, the Company's clearing agreement with First Clearing Corporation ("FCC") was terminated by FCC. As of December 31, 2010 and through the date of this report, the Company remains in a violation of SEC Rule 15c3-1 and continues to be under a cease and desist order.

On March 16, 2011, the Company received a Notice of Suspension Pursuant to FINRA Rule 9552 for failing to file its audited financial statements within the prescribed 60 day filing period. The suspension was to take effect on April 7, 2011. On April 6, 2011, the Company secured a verbal extension of time to file its annual audited financial, provided the report is filed by Monday, April 11, 2011.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company is an introducing broker that contracts with a clearing agent to handle the execution and settlement of customer orders. The Company records such commission revenue on the specified basis points of trades on a trade date basis.

Trading gains or losses on the sales of securities are determined by the first-in, first-out (FIFO) method and are accounted for on the trade date (the date that the order to buy or sell is executed).

Other income includes the Company's research guide sales which are recognized as the research is delivered to customers.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation on furniture and equipment is calculated over the useful lives of the assets under the straight line method over periods ranging from 3 to 7 years.

(e) Securities Sold But Not Yet Purchased

Marketable securities sold but not yet purchased consist of trading and investment securities at fair value for which the Company has sold but not yet repurchased.

(f) Income Taxes

The Company files its tax returns as part of a consolidated group. The financial statements reflect the income tax as if the Company filed its income tax returns on a stand-alone basis. Income taxes are accounted for under the provisions of *Income Taxes*, which requires the use of the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the differences between the financial statement income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is required if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are based on the current period taxable income for federal, state and local income tax reporting purposes. For the year ended December 31, 2010, the Company did not record any income tax expense.

(g) Uncertain Tax Positions

The Company follows guidance issued by the Financial Accounting Standard Board ("FASB") regarding accounting for uncertainty in income taxes, This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statement equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Company's income tax returns for 2008 were filed as part of a consolidated return past the prescribed due date. The Company's policy is to recognize interest and penalties in income tax expense in the statement of operation. Currently, none of the Company's tax returns are under examination by federal or state taxing authorities. The tax years still subject to examination by taxing authorities are the years ended December 31, 2007 and thereafter.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Fair Value Measurements and Securities Owned

FASB ASC Topic 820, *Fair Value Measurement and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures annually.

The carrying values of cash, accounts payables and accrued expenses approximate fair values due to their short maturities.

(i) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through April 8, 2011, the date the financial statements were available for issuance.

NOTE 2 — GOING CONCERN AND MANAGEMENT'S PLANS

The Company has a stockholder's deficiency of $136,234 as of December 31, 2010 and it incurred a net loss of $1,130,720, for the year ended December 31, 2010. It is the intention of the sole stockholder of the Company to continue funding operations for the next twelve months or until the Company reaches independent operational profitability. As part of management's plan, through April 1, 2011, the Company received an aggregate of $725,000 of cash from its sole stockholder.

NOTE 3 — CLEARING BROKER

The Company was a party to a Fully Disclosed Clearing Agreement ("the Clearing Agreement") with FCC. FCC carried cash and margin accounts of the customers introduced by the Company and cleared all transactions on a fully disclosed basis for these accounts. In addition, FCC was responsible for carrying, maintaining and preserving such books and records pertaining to it function as a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. The Clearing Agreement was to expire during March, 2012, however, on December 20, 2010; the Company received a termination notice from FCC.

As of December 31, 2010, the amount due from the FCC amounted to $146,119. Clearing charges and execution costs amounted to $370,470 for the year ended December 31, 2010.

NOTE 4 — FAIR VALUE OF SECURITIES OWNED AND SECURITES SOLD NOT YET PURCHASED

As of December 31, 2010, the fair value of securities owned was classified according to the following input levels:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity positions in publicly traded companies	$ 35,595	$ -	$ 4,424	$ 40,019

The table below sets forth the changes in fair value of securities owned for the year ended December 31, 2010:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Balance, beginning of year	$ 30,715	$ 1,049,803	$ 1,913,317	$ 2,993,835
Securities contributed (a)	32,205	-	-	32,205
Securites distributed (b)	-	-	(1,146,644)	(1,146,644)
Securities sold	(27,325)	(1,049,803)	(762,249)	(1,839,377)
Balance, end of year	$ 35,595	$ -	$ 4,424	$ 40,019

(a) This represents 1,500 shares of NASDAQ common stock which was received by the Company as part of the initial public offering of the NASDAQ stock market.

(b) These securities were distributed to the Company's stockholder as an equity distribution during the year.

NOTE 4 — FAIR VALUE OF SECURITIES OWNED AND SECURITES SOLD NOT YET PURCHASED (Continued)

As of December 31, 2010, the fair value of securities sold but not yet purchases was classified into the following levels:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
State and Municipal obligations	$ -	$ 230,462	$ -	$ 230,462

NOTE 5 — FURNITURE AND EQUIPMENT

Furniture and equipment as of December 31, 2010 are comprised of the following:

	Estimated Useful Life	2010
Office equipment	3 - 7	$ 317,801
Furniture and fixtures	5 - 7	46,268
		364,069
Less: accumulated depreciation		(347,391)
Furniture and equipment, net		$ 16,678

During the year ended December 31, 2010, leasehold improvements with a historical cost of $19,218 and accumulated depreciation of $14,726 were written off as a result of the Company relocating its corporate office. As a result, a loss on disposal in the amount of the net book value of the leasehold improvements of $4,492 was recognized in the statement of operation.

Depreciation expense was $16,177 for the year ended December 31, 2010.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2010, the Company is obligated under a lease for office and storage space which expires on June 30, 2011. The Company's remaining minimum annual rental payments under the lease are as follows:

Year ending December 31,	
2011	$ 20,800
Thereafter	-
	$ 20,800

Legal Proceedings

On November 23, 2010, a complaint was filed in Supreme Court, State of New York, and Westchester County for breach of contract by a former employee of an affiliate of the Company, naming the Company as a co-defendant. The complaint alleges breach of contract and seeks not less than $500,000 in damages. In addition, the complaint seeks indemnification, rescission of a settlement agreement, and reimbursement of interest, costs, and attorney's fees. On February 18, 2011, the defendants moved to compel mediation and arbitration and to stay litigation pending arbitration. To date, no response has been filed. As of December 31, 2010, the Company's management has evaluated such complaint and intends to vigorously defend against it. In the opinion of management, the ultimate disposition of this complaint will not have a material adverse effect on the Company's financial position, liquidity or results of operations. Accordingly, as of December 31, 2010, the Company has not accrued a loss contingency since the amount is not deemed to be probable and cannot be estimated.

NOTE 7 — INCOME TAXES

The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset at December 31, 2010 relates to the Company's net operating loss carry-forward. The deferred tax asset associated with the Company's net operating loss carry-forward of approximately $1,400,000 amounted to approximately $490,000. As of December 31, 2010, the Company has recorded a 100% valuation allowance against such deferred tax asset since there is no assurance that such tax asset will be realized in the future.

The Company believes that there is no tax position taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However fiscal years 2007 and later remain subject to examination by the IRS and respective states.

NOTE 8 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1 Net Capital Requirement for broker-dealer, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

During September 2010, the Company determined that it had net capital, as defined, of $88,527, which was $11,473 below its minimum required net capital of $100,000. On September 22, 2010, the Company notified FINRA of its non-compliance with the net capital requirement and the steps that would be taken to return to compliance. On September 27, 2010, the Company received a cease and desist order from FINRA and all broker-dealer operations were halted.

As of December 31, 2010, the Company has a net capital deficiency of $368,992 which was $468,992 below its minimum dollar net capital requirement of $100,000. The Company has not accrued any potential penalty as of December 31, 2010 since it cannot be estimated at this time.

NOTE 9 — CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in high quality financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 10 — RISKS AND UNCERTAINTIES

The multi-year credit and liquidity crisis in the United States continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact the income.

If the Company is unable to have the cease and desist order lifted, future broker dealer- operations will not be possible. Additionally, in the event that Company is able to begin operations again, there is no assurance that it will be able to maintain its net capital requirements.

NOTE 11 — EXEMPTION FROM RULE 15C-3-3

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2010 since all customer transactions are cleared through a clearing broker on a fully disclosed basis. The Company does not maintain margin accounts.

NOTE 12 — RELATED PARTY TRANSACTIONS

The Company was previously party to a rent sharing agreement with an affiliated entity for office space. The agreement required the Company to make rent payments of $12,000 per month during the period of occupancy. No formal lease agreement existed and the Company vacated those premises in December, 2010. For the year ended December 31, 2010, rent expense under the rent sharing agreement amounted to $92,186. As of December 31, 2010, no future commitments related to this rent sharing agreement exist.

SUPPLEMENTARY INFORMATION

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
(A Wholly Owned Subsidiary of WestRock Group, Inc.)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2010

Computation of net capital	
Stockholder's deficiency	$ (136,234)
Deductions and charges:	
Non allowable assets:	
Fixed assets	16,678
Prepaid expenses	14,962
Due from clearing broker	146,119
Equity positions	40,019
Total non-allowable assets	217,778
Net capital before haircuts on securities positions	(354,012)
Haircuts on securities commitments	14,980
Net capital	$ (368,992)
Aggregate Indebtedness:	
Items included in the statement of financial position	
Accounts payable and acrued expenses	$ 123,975
Total aggregate indebtedness	$ 123,975
Minimum net capital required	$ 100,000
Net capital deficiency	$ (468,992)
Excess net capital at 1000%	$ (381,389)
Ratio of aggregate indebtedness to net capital	-33.60%

Below is a reconciliation of material differences between the Company's computations of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2010.

Computation of Net Capital:

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, reported in Company's Part II (unaudited) FOCUS report	$ 89,658
Net (increase) in accounts payable and accrued expesnes	(34,884)
Net (increase) in securites sold not yet purchased	(230,462)
Decrease in due from clearing broker	(146,119)
Decrease in securities owned	(32,205)
(Increase) in haircuts on securities positions	(14,980)
Net capital as per above	$ (368,992)

OTHER REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Sole Stockholder
of Monarch Financial Corporation of America, Inc.

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive previsions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company or any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in the internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Monarch Financial Corporation of America, Inc. as of December 31, 2010 and for the year then ended, and this report does not affect our report thereon dated April 8, 2011.

During September 2010, the Company violated the minimum net capital required in accordance with Rule 15c3-1 when its net losses for the three month period ended September 30, 2010 coupled with distributions of capital during the same period caused the Company to fall below the minimum net capital requirement. In addition, the Company did not calculate its net capital in accordance with Rule 15c3-1 and was not in compliance with the minimum required net capital as of December 31, 2010 and did not sufficiently increase its net capital to correct the non-compliance, even though it did attempt to correct it on December 4 and December 22, 2010, with additional equity contribution by its sole stockholder. Lastly, during February 2011, it was discovered that the Company had previously incorrectly computed its net capital by not recording a sold but not yet purchased municipal bond position as a liability. As of December 31, 2010, the Company has not accrued any potential penalty since they are not estimable. As a result of the above material weaknesses, the Company has been out of the net capital compliance as of September 30, 2010, and subsequently as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate except for the material weakness noted above regarding its minimum required net capital, at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New York, NY
April 8, 2011

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Sole Stockholder
of Monarch Financial Corporation of America, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Monarch Financial Corporation of America, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Monarch Financial Corporation of America, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Monarch Financial Corporation of America, Inc.'s management is responsible for the Monarch Financial Corporation of America, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entry showing the payment of $6,024 to SIPC on July 18, 2010 with check number 27924, noting no difference;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, and found the following difference:

    a. The total revenue reported on the SIPC-7 included a reduction in revenue amounting to $134,020 relating to an incorrect offsetting adjustment in an attempt to record an allowance for uncollectable receivables;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New York, NY
April 8, 2011